Stira Capital Markets Group, LLC

18100 Von Karman Avenue

Suite 500

Irvine, California 92612

April 26, 2018

via edgar

Securities and Exchange Commission

Main Filing Desk

100 F Street, N.E.

Washington, D.C. 20549

Attn: Ashley Vroman-Lee

Re:	Stira Alcentra Global Credit Fund

Post-Effective Amendment No. 4 to Registration Statement on Form N-2

Request for Acceleration

File Nos. 333-214405; 811-23210

Ladies and Gentlemen:

Acting as principal distributor to Stira Alcentra Global Credit Fund (the “Registrant”) and pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, we hereby join in the request of the Registrant to request the acceleration of the effective date of the Registrant’s Post-Effective Amendment No. 4 to the Registrant’s Registration Statement on Form N-2 (File No. 333-214405) to 9:00 a.m. Eastern Daylight Time on April 30, 2018, or as soon thereafter as is practicable.

Sincerely, Stira Capital Markets Group, LLC

By:	/s/ Phillip D. Meserve
Name:	Phillip D. Meserve
Title:	President and Chief Executive Officer